EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions except ratios)

	Year
	2005	2004	2003	2002	2001
Fixed charges:
Interest expense	$96	$100	$101	$130	$177
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	—	13	26	26
Estimated interest portion of rents	27	27	26	19	25

Total fixed charges	$123	$127	$140	$175	$228

Income:
Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	$739	$540	$424	$524	$803
Fixed charges*	123	127	127	149	202
Eliminate equity in undistributed pretax income of finance subsidiary	(71)	(69)	(10)	(65)	(146)

Adjusted income	$791	$598	$541	$608	$859

Ratio of income to fixed charges	6.43	4.71	3.86	3.47	3.77

*Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.